BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Resources Inc.
1075 West Georgia Street
Suite 250
Vancouver, BC  V6E 3C9

(the "Company")

Telephone:  (604) 689-9663

Item 2.

Date of Material Change

March 1, 2004

Item 3.

Press Release

The press release was issued on March 4, 2004

Item 4.

Summary of Material Change

See attached press release

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David Cohen
President & CEO
1075 West Georgia Street
Suite 250
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

March 8, 2004

"Mary P. Collyer" (signed)

Date                                                                             Signature

Mary P. Collyer

Name

Assistant Secretary

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Thursday, March 4th, 2004	NEWS RELEASE	NNO - TSX

Northern Orion pays US$30 million deferred purchase price to Rio Algom 15 months early

Northern Orion Resources Inc. ("Northern Orion") is pleased to announce that it has paid the full US$30 million deferred portion of the purchase price payable to Rio Algom Limited for the Company's 2003 acquisition of its 12.5% equity interest in the Bajo de Alumbrera mine in Argentina. Bayerische Hypo - und Vereinsbank (HVB) has solely arranged and provided a US$24.5 million term loan facility to Northern Orion to finance the payout.

The HVB loan facility has a 4½ year term at US$ LIBOR plus 3.50% per annum in the first three years and 4.00% per annum thereafter. In connection with the facility, Northern Orion issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of $4.74 to acquire one common share of the Company.

"We are very pleased to have agreed on HVB's debt facility. This corporate facility is a vote of confidence in the Northern Orion assets and Argentina. We believe that it is the first international debt facility supported by Argentine mining assets that has been put in place without the requirement to purchase political risk insurance in the last three years." commented David Cohen, President and CEO of Northern Orion. "We are very pleased with Alumbrera's ongoing operational performance and will continue to apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica."

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to bringing Agua Rica into production without further significant equity dilution at current commodity prices.

 "David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

Vanguard Shareholder Solutions Inc.

Tel: 1-866-608-9970

Email:

info@northernorion.com